EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividend
Requirements

                                        Year ended December 31, 1999
                         1999       1998         1997        1996        1995
Income  before  provision
for income taxes And fixed
  charges (Note A)   $60,689,149 $63,261,581 $54,880,981 $49,713,091 $45,769,091
Fixed charges:
 Interest on first
mortgage bonds       $18,528,871 $17,012,160 $15,704,380 $14,014,643 $14,026,176
 Amortization of debt
discount and Expense
    less premium         873,863     861,673     888,662     866,921     832,488
Interest on short-     2,602,227     661,241   1,143,254     678,890     502,723
  term debt
  Other interest         363,632     345,590     336,642     276,880     280,497
Rental expense
representative of an
 Interest factor         150,417     157,579     164,715     127,440     119,380
 (Note B)
   Total fixed
   charges           $22,519,010 $19,038,243 $18,237,653 $15,964,774 $15,761,264

Preferred stock  dividend
requirements:
    Preferred stock
dividend requirements
Not deductible for
tax purposes         $ 1,600,210 $ 2,334,444 $ 2,338,304 $ 2,338,304 $ 2,338,304
Ratio of income before
 provision for
 Income taxes to net      1.722        1.561       1.540       1.531       1.516
income
Nondeductible dividend 2,755,562   3,644,067   3,600,988   3,579,943   3,544,869
requirements
Deductible dividends           0      78,036      78,036      78,036      78,036
Total preferred stock
 Dividend
 requirements       $ 2,755,562  $ 3,722,103 $ 3,679,024 $ 3,657,979 $ 3,622,905
Total combined fixed
charges and
Preferred stock divi-
dend requirements   $25,274,572  $22,760,346 $21,916,677 $19,622,753 $19,384,169

Ratio of earnings to       2.70         3.32        3.01        3.11        2.90
fixed charges

Ratio  of  earnings to
combined fixed charges
And preferred  stock       2.40         2.78        2.50        2.53        2.36
dividend requirements

NOTE A:  For the purpose of determining earnings in the calculation of
the ratio, net income has been increased by the           provision
for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).